Exhibit 77C

JPM Trust I
 Special Shareholder Meeting Results (Unaudited)

JPM I held a special meeting of shareholders on June 10, 2014, for the purpose of considering and voting upon the election of Trustees:

Trustees were elected by the shareholders of all of the series of the JPM I, including Inflation Managed Bond Fund and Short Duration High Yield Fund. The results of the voting were as follows:

	Shares (Amounts in thousands)
	In Favor	Withheld

John F. Finn	172,130,223	1,157,495

Dr. Matthew Goldstein	172,109,164	1,178,553

Robert J. Higgins	158,338,954	14,948,763

Frankie D. Hughes	172,148,985	1,138,733

Peter C. Marshall	172,124,473	1,163,244

Mary E. Martinez	172,132,763	1,154,954

Marilyn McCoy	172,123,615	1,164,102

Mitchell M. Merin	172,132,812	1,154,905

William G. Morton, Jr.	172,111,749	1,175,968

Robert A. Oden, Jr.	172,098,600	1,189,117

Marian U. Pardo	172,162,159	1,125,559

Frederick W. Ruebeck	172,051,301	1,236,416

James J. Schonbachler	172,078,691	1,209,026